EXHIBIT 99.1

VIZSLA SILVER PROVIDES 2023 YEAR-END SUMMARY AND 2024 OUTLOOK

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Dec. 19, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide a year-end summary of its activities at its flagship Panuco silver-gold property (the "Property" or "Panuco") located in Sinaloa, Mexico and outline the Company's key objectives/milestones for 2024.

"2023 was yet another exciting year of exploration and growth at Panuco," commented Michael Konnert, President & CEO. "We started off the year with the achievement of an important milestone by announcing a significant update to the maiden resource which highlighted a material increase in both project grade and contained ounces. Drilling throughout the year continued to expand know mineralization particularly at Copala which has now doubled in strike length relative to the January 2023 MRE. Additionally, the exploration team was successful in making two new discoveries at La Luisa and El Molino, both of which represent wide, high-grade, near-surface structures with the potential to add resources within proximity to the main Copala and Napoleon resource areas. In early 2023, Vizsla successfully raised $45M to fund its ongoing operational objectives and more recently, we were delighted to welcome Mexican Mining Hall of Fame member Eduardo Luna to the Board of Directors. For 2024, Vizsla remains focused on delivering value to stakeholders and benefiting the communities in which it operates. At the project, our goal is to further de-risk the resource through updated technical studies including a fully permitted bulk sample and test mine program at Copala and Napoleon. Concurrently, we will continue exploring new areas of the district with both low-cost mapping/geophysical surveys and 65,000 meters of planned drilling. On the corporate side, we expect a series of potential catalysts will add near-term credibility and value to the Company including new technical hires to support the next phase of project development and a spinout of a wholly owned royalty on the Property. We look forward to another safe and exciting year for Vizsla and thank everyone for their hard work and continued support."

Key objectives for 2024

•	Deliver an updated MRE for the project in January 2024
•	Potential royalty spinout
•	Deliver maiden PEA in H1 2024
•	Complete updated metallurgical testing in H2 2024
•	Advance Bulk Sample / Test Mine program
•	Complete +65,000 meters of resource/discovery focused drilling
•	Complete a ~1,100 line-kilometre EM survey and acquire high-resolution multispectral satellite imagery for the whole district

2023 Highlights & Discoveries:

In 2023, Vizsla completed over 98,000 metres of diamond core drilling designed to expand and upgrade mineral resources in the western portion of the Panuco district, particularly at the Copala and Napoleon areas. Mineralization at Copala has now been traced over 1,770 metres along strike, ~450 metres down dip, and remains open to the north and southeast. This represents approximately a 97% increase to the measured strike length of Copala, relative to the 2023 MRE. In addition to Copala's significant lateral growth, it continues to be the thickest vein structure discovered to date in the district, measuring ~9.7 metres (~31 feet) on average for the entire length of the resource wireframe. Copala currently hosts an indicated resource of 51 Moz AgEq and inferred resource of 55 Moz AgEq based on 80 holes completed to September 2022 (data cut-off for 2023 MRE).

At the Napoleon area, drilling throughout 2023 continued to demonstrate mineral continuity via infill drilling along the main Napoleon structure as well as help further define a series of high-grade splay veins. The Napoleon structure currently hosts an indicated resource of 37 Moz AgEq and inferred resource of 17 Moz AgEq based on 258 holes completed to September 2022 (data cut-off for 2023 MRE).

Other notable discoveries include the Luisa Vein and the Molino Vein. La Luisa is a high-grade structure located ~700 metres west of Napoleon. To date, 44 holes completed at Luisa have traced mineralization along 1,670 metres of strike length and to an average depth of 450 metres. Luisa has an average width of 3.21 metres and a weighted average grade of 497 g/t AgEq El Molino Vein, situated in between the Copala and Napoleon resource areas, is a near-surface vein that was discovered during preliminary condemnation drilling. El Molino is marked by high precious metal grades up to 1,552 g/t Ag and 8.37 g/t Au over 1.65 metres.

Table of Top 10 Drill Composites of 2023, ordered from highest to lowest grade AgEq

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	AgEq (g/t)*metre (TW)	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
CS-23-265	380.6	388.95	8.35	5.89	1,403	4.24	-	-	1,576	9,281	Copala
NP-23-395	657.1	669.3	12.2	11.2	229	7.14	0.34	1.64	764	8,560	La Luisa Main
NP-23-358	501.3	513.9	12.6	5.6	257	11.13	0.42	2.03	1,076	6,027	La Luisa Main
CS-23-254	535.4	538.3	2.9	2.14	1,319	22.46	-	-	2,784	5,955	Copala
CS-23-253	295.4	297.5	2.1	2.1	1,920	10.91	-	-	2,517	5,285	Copala
CS-23-304	468	471.3	3.3	2.8	1,366	6.8	-	-	1,722	4,821	Copala
CS-23-290	557.8	588.7	30.9	5.05	565	3.48	-	-	760	3,836	Copala 2
NP-23-359	80	82.05	2.05	1.65	1,552	8.37	0.47	1.22	2,066	3,409	El Molino
NP-23-391	526.15	528.2	2.05	1.9	908	7.37	1.62	4.91	1,568	2,979	Napoleon FW2
NP-23-362	618.25	626.3	8.05	3.05	372	5.82	2.15	3.15	916	2,795	Luisa HW 2

Note: AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc for Napoleon, La Luisa and El Molino vein intercepts (see press release dated February 17, 2022) and 91% for silver and 94% for gold for the Copala, Copala 2 and Cristiano vein intercepts (see press release dated August 16, 2023).

In addition to targeted resource expansion and conversion drilling aimed at complementing a near-term mine plan, Vizsla continued to de-risk the Project through ongoing engineering and environmental programs, including geotechnical and hydrological studies.

Other notable project level and corporate accomplishments include:

•	Achieved a safety record of 1.8 million working hours without a lost time incident in 2023. Vizsla's Mexican subsidiary, Minera CANAM, was also awarded the Socially Responsible Company Distinction (ESR) for the second year in a row. This is Mexico's highest corporate social responsibility recognition, awarded jointly by the Mexican Center for Philanthropy (CEMEFI) and the Foundation for Sustainability and Equity (ALIARSE). It is given to companies that are leaders in their sector for their commitment to integrating social and environmental values into their operations. In addition, Minera CANAM received the ELSSA distinction award for the first year, given to companies with healthy and safe workplace environments.
•	Vizsla announced its inaugural ESG Sustainability report, highlighting the Company's commitment to sustainable practices and responsible corporate citizenship.
•	District-wide detailed geological mapping (~60% of the district has been mapped at a scale of 1:1,000)
•	During 2023, Vizsla invested approximately US$2.0M in the Coco Plant facility reclamation project including the initial construction of deviation channels. The channels will be finished in the first half of 2024.
•	Since 2022, Vizsla and its consultants have completed six environmental monitoring campaigns at the Project.
•	Continued property expansion through acquisition, eight claims for a combined 290.6 ha were acquired.
•	Vizsla Silver and Minera CANAM outreach support programs included four Health Fairs, covering the central communities around the project, whereby more than 300 people in each campaign could access medical care from doctors, nurses, psychologists, and other medical professionals.
•	On the corporate side, Vizsla further strengthened its management team and board in 2023 by adding several experienced mining professionals including Eduardo Luna (Director), Michael Pettingell (promoted to SVP, Business Development & Strategy), Hernando Rueda (promoted to Director, Mexico) and Fernando Martinez (Director, Projects).

2024 Outlook

Vizsla Silver's focus for 2024 is to de-risk the robust resource base located in the western portion of the district ahead of a development decision. Simultaneously, Vizsla will continue exploring other prospective areas of the district for new centers of high-grade mineralization. Key de-risking initiatives planned for 2024 include:

1.	Bulk Sample / Test Mine: Vizsla has received permits to develop and operate a test mine program at its Panuco project to extract a combined 25,000 tonne bulk sample from the Copala and Napoleon structures. Initial engineering for the bulk sample test mine has already begun with plans to begin underground development in early 2024.
2.	Tight Spaced Definition Drilling: Of the 65,000 metres of total drilling planned for 2024, ~10% will be dedicated to tight spaced (12.5 metre center) definition drilling targeting both Copala and Napoleon.
3.	Optimized Metallurgy: Ongoing metallurgical test work aimed at simplifying the process flowsheet design.

For 2024, a total of +65,000 metres of drilling is planned between infill, Engineering (PEA studies), expansion, and exploration programs. Six diamond drill rigs will be active on the property (four focused on upgrading and expanding the current resource base in the western portion of the district ahead of the PEA and two devoted to exploration). Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the eastern portion of the district.

Resource Extension Targets

•	The Copala structure remains open along strike to the north and down dip to the south. In 2024, Vizsla plans to continue 1) upgrading inferred resources in south Copala and 2) continue expanding Copala and its footwall splays down dip.
•	At Napoleon, Vizsla plans to upgrade inferred resources and to conduct resource expansion drilling along the hanging wall-4 vein (HW4) to the east, as well as to explore three potential vein feeders along the main Napoleon structure at depth.

Proximal Targets

•	At La Luisa, the team plans to continue expanding the footprint of the high-grade shoot on the south and infill drilling the recently defined 400 metre gap between the northern most drill-hole intercepts and the high-grade shoot on the south.
•	The EL Molino Vein reported significant silver and gold grades close to surface, and Vizsla plans to explore the vein along strike and at depth to add additional high-grade resources close to planned infrastructure in 2024.
•	Vizsla plans to drill-test a conceptual target at the projected northern intersection of the Copala fault with the Napoleon vein system near La Estrella area.

District Targets

New mapping efforts completed in 2023 have highlighted an abundance of historic workings in the southeastern portion of the district. This new area named "Camelia" is marked by serval high-grade surface samples grading up to 400 g/t Ag and 5.0 g/t Au. Given, the overall density of veins mapped on surface and the abundance of surface samples related to historic workings this has become a high priority district target in the east.

Figure 1: Plan map of the Panuco district highlighting primary exploration targets relative to mapped and sampled mineralized veins. The purple ellipse represents Resource Extension targets, the yellow ellipse represents Proximal targets, and the blue arrows represent distal District targets. (CNW Group/Vizsla Silver Corp.)

Key objectives for 2024

•	Deliver an updated MRE for the project in January 2024
•	Potential royalty spinout
•	Deliver maiden PEA in H1 2024
•	Complete updated metallurgical testing in H2 2024
•	Advance Bulk Sample / Test Mine program
•	Complete +65,000 meters of resource/discovery focused drilling
•	Complete a ~1,100 line-kilometre EM survey and acquire high-resolution multispectral satellite imagery for the whole district

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 310,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on de-risking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: And to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 19-DEC-23